Filed pursuant to Rule 424(b)(3)
File No. 333-119338

February 22, 2006

SUPPLEMENT DATED FEBRUARY 22, 2006 TO PROSPECTUS DATED SEPTEMBER 1, 2005

Dear Investor(s):

GRANT PARK FUTURES FUND JANUARY PERFORMANCE UPDATE

FUND	JANUARY	2006 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	3.49%	3.49%		$54.8M	$1,102.726
Grant Park Futures Fund Class B Units	3.41%	3.41%		$246.6M	$976.508
TRADING ADVISORS	JANUARY	2006 YTD	% of Fund
Rabar Market Research (Div)	6.72%	6.72%	20%
EMC Capital Management (Classic)	4.87%	4.87%	22%
Eckhardt Trading (Global)	-0.97%	-0.97%	9%
Graham Capital Management (GDP)	0.80%	0.80%	20%
Winton Capital Management (Div)	3.16%	3.16%	19%
Saxon Investment Corp (Div)	4.35%	4.35%	10%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The Grant Park Futures Fund recorded gains for the month of January. Positions in the metals, stock indices, agricultural/soft commodities and energies were profitable. Losses came from positions in the interest rate and currency sectors.

Long positions in gold and silver recorded gains as precious metals rallied on news that Iran had removed U.N. seals from uranium purification equipment, sparking fears of a possible military showdown. Longs in aluminum and zinc were profitable, as word that China’s economy grew at a greater-than-expected pace sent prices for base metals higher.

Long positions in the stock indices were profitable, led by higher prices on the German DAX on reports of a rise in German business confidence. The London FTSE-100 gained ground on the strength of steel shares while the S&P Composite Index traded higher after it was reported that U.S. durable goods orders grew for a third straight month up to December.

Continued South American demand for sugar-based ethanol contributed to profits from long positions in the soft/agricultural commodities as sugar prices settled higher for the month. Longs in the coffee market gained as strong demand during the holiday season pushed prices higher for the month.

Longs in the energy sector were profitable as the situation in Iran sparked worries over crude oil and gasoline supplies. Reports that militants had targeted Nigerian refineries further added to concerns, driving prices higher.

Long positions in the London long gilt and British short sterling contracts sustained losses as prices for interest rate instruments fell on news that December retail sales in the U.K. were better-than-anticipated. Losses also came from short positions in the Canadian bills.

555 West Jackson      Suite 600      Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)      www.dearborncapital.com

Lastly, positions in the currency sector were unprofitable as speculation regarding the direction of interest rates in the U.S. and Europe dominated the sector. Long positions in the Swiss franc lost ground as the currency fell versus the U.S. dollar. Losses also came from positions in the Australian and New Zealand dollars.

OTHER FUND NEWS

NEW COMMODITY TRADING ADVISOR APPOINTED

On February 22, 2006, Grant Park Futures Fund Limited Partnership filed a supplement to its current Prospectus dated September 1, 2005. The prospectus supplement serves as notification of the General Partner’s intention to add an additional commodity trading advisor to the Fund. This new trading advisor, Welton Investment Corporation, will receive an initial allocation of 12% of the Fund’s assets effective March 1, 2006. This will be achieved by reallocating a portion of the assets managed by one of Grant Park’s existing advisors, Graham Capital Management. Grant Park will continue to retain its current trading relationships with its six other existing advisors.

This change is the result of a significant amount of qualitative and quantitative review and due diligence by the General Partner, and was undertaken to enhance and complement the Fund’s current managers. Grant Park continues to be positioned as a trend trading fund employing systematic, diversified trading managers. It is the General Partner’s belief that the methods and market philosophies employed by the new manager compliment those used by our current managers and should add value. However, ultimately the performance of Grant Park depends on the existence of sustainable trends in the markets in which it trades, and there can be no assurances that Grant Park will achieve its investment objectives.

The General Partner also intends to engage Middleton Dickinson Capital Management, LLC, effective March 1, 2006 to replace Horizon Cash Management, LLC as its cash manager.

A copy of the prospectus supplement as filed with the SEC can be found on our website at http://dearborncapital.com/gp_prospectus.asp.

SCHEDULE K-1 DISTRIBUTION

IRS Schedule K-1s (Form 1065) were mailed on Tuesday, February 21, 2006. Investors with taxable accounts should be receiving their Schedule K-1 within the next few business days. If you have a taxable account and do not receive your 2005 Schedule K-1, or if there is an error, please contact Dearborn Capital Management at 312-745-4450 or via e-mail at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Please e-mail funds@dearborncapital.com to request access. Weekly performance information is also available on our performance hotline at
 (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson      Suite 600      Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)      www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
JANUARY 31, 2006
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(503,879)	(503,879)	(2,243,492)	(2,243,492)
Change in Unrealized Income (Loss)	2,605,729	2,605,729	11,601,858	11,601,858
Brokerage Commissions	(22,934)	(22,934)	(102,114)	(102,114)
Exchange, Clearing Fees and NFA charges	(29,665)	(29,665)	(132,082)	(132,082)
Other Trading Costs	(22,961)	(22,961)	(102,233)	(102,233)
Change in Accrued Commissions	4,655	4,655	20,728	20,728
Net Trading Income (Loss)	2,030,945	2,030,945	9,042,665	9,042,665
Other Income:
Interest, U.S. Obligations	89,103	89,103	396,725	396,725
Interest, Other	87,492	87,492	389,554	389,554
Total Income (Loss)	2,207,540	2,207,540	9,828,944	9,828,944
Expenses:
Incentive Fees to Trading Managers	0	0	0	0
Administrative Fees	11,818	11,818	52,617	52,617
O&O Expenses	9,454	9,454	126,280	126,280
Brokerage Expenses	285,984	285,984	1,368,036	1,368,036
Illinois Replacement Tax	0	0	0	0
Total Expenses	307,256	307,256	1,546,933	1,546,933
Net Income (Loss)	1,900,284	1,900,284	8,282,011	8,282,011
Statement of Changes in Net Asset Value:
Beginning Balance	54,403,647	54,403,647	235,494,172	235,494,172
Additions	89,900	89,900	7,135,247	7,135,247
Net Income (Loss)	1,900,284	1,900,284	8,282,011	8,282,011
Redemptions	(1,559,269)	(1,559,269)	(4,319,776)	(4,319,776)
Balance at JANUARY 31, 2006	54,834,562	54,834,562	246,591,654	246,591,654
Total Units Held at End of The Period		49,726.37247		252,524.01016
Net Asset Value Per Unit		1,102.726		976.508
Rate of Return	3.49%	3.49%	3.41%	3.41%
To the best of my knowledge and belief the
Information contained herein is accurate and complete.
________________________ ________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP